No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 4, 2007, Honda released its third annual report on the company’s environmental performance in North America, with a special emphasis on global warming and energy sustainability as two of the most critical environmental challenges Honda is seeking to address through its many product, manufacturing and facilities initiatives.

Exhibit 2:

On October 9, 2007, Honda Motor Co., Ltd. announced to exhibit production and concept automobiles and a number of technologies at the 40th Tokyo Motor Show (sponsored by Japan Automobile Manufacturers Association, Inc.), to be held from Saturday, October 27 to Sunday, November 11, 2007. The theme for Honda’s automobile booth for this year is: “For the endless joy of mobility on our earth”. Based on this theme, Honda will display a variety of advanced environmental technologies that address environmental issues such as a reduction in CO2 emissions, together with the fun of mobility. (ref. # A07-039)

Exhibit 3:

On October 18, 2007, Honda Motor Co., Ltd. announced plans to begin sales on Friday, October 26, 2007, in Japan of the all-new, completely redesigned Honda Fit. The Fit has gained popularity as a small car that features outstanding packaging, excellent fuel economy, and advanced styling. The second-generation Fit was developed concept with the goal of creating the ideal small car for a new age, maximizing the space available for humans and minimizing the space occupied by mechanical components. (ref. # A07-040)

Exhibit 4:

On October 25, 2007, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the fiscal first half ended September 30, 2007.

Exhibit 5:

English translation of Notice of Resolution by the Board of Directors concerning Payment of Distribution of Surplus (Quarterly Dividends)

Exhibit 6:

On October 29, 2007, Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the month of September and the first half of the current fiscal year (April-September 2007), including all-time records for worldwide auto production and production in regions outside of Japan for the first half of the fiscal year. (Ref.#C07-098)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: November 19, 2007

Honda Issues Third-Annual North American Environmental Report

TORRANCE, Calif., U.S.A., October 4, 2007– Honda released its third annual report on the company’s environmental performance in North America, with a special emphasis on global warming and energy sustainability as two of the most critical environmental challenges Honda is seeking to address through its many product, manufacturing and facilities initiatives.

The 2007 North American Environmental Report primarily covers the company’s operations during the period April 1, 2006 to March 31, 2007 (FY 2007). The report looks at the environmental performance of the company’s automobile, power sports and power equipment products, its 14 major manufacturing plants in North America, and the corporate activities of 15 Honda group companies in the region.

“We are pleased to provide our many customers and stakeholders with this report on Honda’s ongoing efforts to reduce the environmental footprint of its operations in the North American region,” said Tetsuo Iwamura, chief operating officer of Honda’s North American Regional Operation. “As Honda’s largest region for automobile sales and production, North America plays an important role in contributing to our company’s global initiative to advance its environmental performance.”

The 2007 North American Environmental Report is available for viewing and download at the company’s corporate Web site at www.honda.com, and its media web site at www.hondanews.com.

Following are highlights of the 2007 report:

Honda and Acura Automobiles

•

The company maintained its position as America’s most fuel-efficient car company with an industry-leading U.S. corporate average fuel economy (CAFE) for model year 2006 Honda and Acura cars and light trucks of 29.1 miles per gallon. The company is seeking to increase its CAFE by five percent over 2005 levels by model year 2010.

•	Every model year 2007 Honda and Acura automobile designed and assembled in North America has achieved 90 percent or greater design recyclability[1].

•	Honda expanded sales of its ultra-clean, natural gas-powered Civic GX and the Phill™ home refueling appliance to additional Honda dealers in California and 20 dealers in New York.

•	The company has committed to the introduction of new, more efficient gasoline, gas-electric hybrid, and clean diesel powertrain technologies over the next several years.

•

100 percent of model year 2007 Honda and Acura automobiles sold in the U.S. met or exceeded both California’s and the U.S. EPA’s stringent Tier 2 Bin 5 exhaust emissions standards, without the use of fleet averaging.

[1]	Vehicle recyclability calculated using Honda’s own internal methods, based on the Japan Automobile Manufacturers’ Association (JAMA) standard.

Power Sports Products

•

The company has applied cleaner, quieter and more efficient 4-stroke engine technology to the breadth of its North American power sports product lineup and is expanding the use of programmable fuel injection (PGM-FI) for further improvements in emissions and fuel efficiency.

Power Equipment and Marine Products

•

The company has applied 4-stroke engine technology to its complete North American power equipment line, and in the U.S. is applying the more stringent California emissions standards to products sold in all 50 states.

North American Manufacturing (“Green Factory”)

•	Thirteen of the 14 major North American manufacturing plants operating during FY2007 were third-party certified to the ISO 14001:2004 environmental management standard.

•

CO2 emissions from automobile manufacturing[2] increased about 37 percent to 1.07 million metric tons from an FY2001 baseline of 0.78 million metric tons, due in large part to increased production activity.

•

CO2 emissions intensity, as measured by average CO2 emissions per automobile produced, increased slightly from the FY2001 baseline of 709 kg to 711 kg in FY2007, but fell significantly from a seven-year high of 761 kg in FY2005, as the company moved to increase the utilization of its production capacity in the region.

•

Total energy used for each automobile produced fell 4.5 percent to 6.6 gigajoules from an FY2001 baseline of 6.9 gigajoules, due to ongoing efforts aimed at improving energy efficiency, as well as more efficient utilization of production capacity.

•

Emissions of volatile organic compounds from auto body painting (accounting for roughly 60 percent of all manufacturing-related VOC emissions) continued their decline from a seven-year high of 28.7 grams/meter2 (g/m2) in FY2001 to 15.6 g/m2 in FY 2007.

•

Auto-specific chemical releases, reported to the TRI and NPRI inventories for U.S. and Canada manufacturing facilities, declined 45 percent on a per-auto basis from FY2000 levels. Total chemical release fell 27 percent in the same time period.

•	Water consumed for each automobile produced in North America fell 7.6 percent to 730 gallons in FY2007 from 790 gallons in FY2006, but was up slightly from the FY2001 baseline of 700 gallons.

•	Waste to landfills per automobile produced fell 66 percent to 5.9 kilograms in FY2007 from a seven-year high of 17.4 kg in FY2001, as four Honda plants achieved zero waste to landfills.

•	As a result of Honda’s “Green Purchasing” program, 80 percent of Honda’s more than 600 North American OEM suppliers are now third-party certified to the ISO 14001 environmental management standard.

[2]	CO2 emissions from electricity and natural gas consumed in the manufacturing process.

Minimization of Waste and Toxic Substances

•

Two Honda facilities in North America attained Leadership in Energy and Environmental Design (LEED) Gold certification from the U.S. Green Building Council: Honda R&D Americas’ central plant in Raymond, Ohio; and, American Honda’s Northwest Regional Facility in Gresham, Oregon. The company is working to achieve Gold certification for two new buildings in FY2008: the Acura Design Studio, in Torrance, California; and, the Midwest Consolidation Center in Troy, Ohio.

•

Honda is engagedin projects to further reduce the end-of-life impact of its products, including hybrid battery recycling. The company is also researching ways to reduce automobile shredder residue (ASR); improve the recycling of catalytic converters; and, methods for end-of-life treatment of plastic fuel tanks.

•

Efforts to reduce or eliminate use of substances of concern were continued in FY2007, including reductions in the use of lead in circuit boards, the phase out of octa- and penta-polybrominated diphenyl ethers (PBDEs), and the reduction in the number of interior and exterior parts made with PVC.

Additional information on Honda’s environmental performance outside of North America can be found in Honda Motor Company’s Environmental Report, published annually since 1999, with a focus on Honda’s activities in Japan – available at world.honda.com. Also, an environmental report covering Honda’s Asia/Oceania Region, has been published by Honda in Thailand, since 2000. In 2006, a newly compiled Corporate Social Responsibility Report covers environmental efforts in that region together with various aspects of a responsible corporate citizen.

Honda in North America

Honda began operations in North America in 1959, with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda now employs more than 35,000 associates in North America and operates 14 major manufacturing plants producing automobiles, motorcycles, all-terrain vehicles, personal watercraft, engines, transmissions and other components. Many of these products are designed and developed at Honda’s U.S. R&D centers in Ohio, Los Angeles and North Carolina. Honda annually purchases more than $16 billion in parts and materials from suppliers in North America.

ref. # A07-039

Honda Announces Automobiles to be Displayed

at the 40th Tokyo Motor Show 2007

October 9, 2007—Honda Motor Co., Ltd. today announced that it will exhibit production and concept automobiles and a number of technologies at the 40th Tokyo Motor Show (sponsored by Japan Automobile Manufacturers Association, Inc.), to be held from Saturday, October 27 to Sunday, November 11, 2007, at Makuhari Messe in Chiba, Japan.

The theme for Honda’s automobile booth for this year is: “For the endless joy of mobility on our earth”. Based on this theme, Honda will display a variety of advanced environmental technologies that address environmental issues such as a reduction in CO2 emissions, together with the fun of mobility.

Two concept models will make their world premiere at the motor show. The CR-Z is a next-generation lightweight sports car equipped with Honda’s original gas-electric hybrid system which achieves both clean performance and a high level of torque. The PUYO is a fuel cell vehicle which was designed based on out-of-box thinking to provide fun for both the vehicle owner and people around them as well. Also on display will be a model of the i-DTEC next-generation diesel engine, first announced in September at the Frankfurt Motor Show, which delivers both outstanding environmental performance and engine performance characteristics.

Moreover, the all-new Fit, which will go on sale in Japan in late October, will be on display. Since it was first introduced in 2001, the Fit has been widely acclaimed for its style, functionality, and outstanding fuel economy, with worldwide sales topping two million units. The all-new Inspire equipped with a new Variable Cylinder Management system, scheduled to go on sale in Japan later this year, will also be on display. Honda will exhibit a total of 18 vehicles representing 11 different models, including vehicles already on the market, those soon to be introduced, and future concept models.

In addition, a “Next Energy” display will showcase Honda’s latest initiatives in new energy development, including technology for producing bio-ethanol from rice straw and the environmentally responsible next-generation thin-film solar cells, which will go on sale nationwide in Japan. Moreover, Honda’s F1 and other rac ing machines that symbolize the challenge to realize new dreams and other advanced environmental technologies that enable people to enjoy mobility into the future will also be on display. Through these exhibits, Honda will propose a new direction for the future of mobility.

PUYO	CR-Z

♦CR-Z

‘CR-Z’ stands for ‘Compact Renaissance Zero’—an expression intended to capture the idea of a renaissance in the design of compact cars that begins anew from fundamentals.

This design research model of a lightweight hybrid sports car features advanced technologies that deliver enjoyable driving for all while reducing the vehicle’s environmental footprint.

<Exterior design>

Designed to be ‘Futuristic and Dynamic’, the CR-Z combines powerful performance in a compact form with a futuristic image. For its frontal view, an over-sized grill with a high-performance look is offset by openings on each side that lighten the overall feel. In the rear, tube-shaped rear combination lamps ensure better rearward visibility. Design details emphasizing the CR-Z’s advanced image include door mirrors that provide high visibility in a stylish form, LED headlights patterned after luminous bodies to convey a sharp impression, and jaunty fin-shaped sub-lights. Large, 19-inch wheels are ready for dynamic driving performance.

<Interior design>

The key words for the CR-Z’s interior design are ‘Hi-tech and Sporty’. The goal was to create an all-new sporty interior that fuses the liberating feel of airy spaciousness with an advanced interface that brings out the fun of the drive. Mesh material on a simple framework construction is used throughout the interior to convey a light, sophisticated image without being oppressive. In the cockpit, the meter unit conveys the image of advanced technology ensconced in a piece of glass artwork, offering the functionality of immediate recognition while enhancing the driving experience with a futuristic and exhilarating feeling.

♦PUYO

‘PUYO’ is a Japanese onomatopoeia that expresses the sensation of touching the vehicle’s soft body. It is meant to convey a warm, friendly impression.

The PUYO represents a new idea in mobility that brings together ‘clean’, ‘safe’ and ‘fun’ functionality in an environmentally responsible, people-friendly minimalist design featuring an ultra-high efficiency, small frame and fuel cell technology to please both users and onlookers alike.

<Exterior design>

The development theme for the PUYO exterior was to create a cornerless, ‘Seamless Soft Box’ form that is kind to both people and the environment. The goal was to create a personable design with the feel of an adorable pet, while taking advantage of the maximum spaciousness of the box-shaped design. The PUYO’s ‘gel body’ features soft materials to promote greater real-world safety. Moreover, the body has been made luminescent to guide people into the proper operating position and notify them of the vehicle’s condition, facilitating a more intimate relationship between people and their cars.

<Interior design>

Developed to have a ‘Silky Feel’, the PUYO’s interior is designed to provide a refreshing, people-friendly space imbued with a feeling of transparency. Features such as an instrument panel monitor, controls that take advantage of the elastic qualities of cloth to rise up when the vehicle starts up, luminous fluid meter displays, and a joystick for intuitive operation are all designed to gently support occupants’ senses and sensibilities.

■Overview of Featured Automobiles and Other Exhibits

World Premiere‹«›	Japan Premiere‹¶›

<Concept Vehicles>
• CR-Z ‹«›	• FCX Concept
• PUYO ‹«›	• Civic Type R (racing concept vehicle) ‹ «›

<Planned Production Vehicles>
• Inspire ‹«›
• Step Wagon ‹«›
• Step Wagon Spada ‹«›

<Production Vehicles>
• Fit	• S2000 Type S
• Fit RS	• Civic Hybrid
• Fit Special-Needs Vehicle

<Motor Sports>
• F1 (RA107)
• Accord Diesel (entrant in 2007 Joy endurance race)
• Civic Hybrid racer (entrant in 2007 Nürburgring 24-hour endurance race)

<Exhibits>
• i-DTEC diesel engine (cutaway model / mechanical model) ‹¶›
• V6-VCM gasoline engine (technology display model)
• IMA hybrid system (cutaway model)
• 1.3-liter i-VTEC gasoline engine (technology display model)
• Fit (cutaway model)
• Driving simulator
• ’InterNavi’ satellite navigation system
• Ultra-thin solar panels
• Cogeneration unit

* Quantities and types of vehicles displayed are subject to change without notice.

ref. # A07-040

Honda to Begin Sales of the All-New Fit in Japan

October 18, 2007—Honda Motor Co., Ltd. today announced plans to begin sales on Friday, October 26, 2007, in Japan of the all-new, completely redesigned Honda Fit. The Fit has gained popularity as a small car that features outstanding packaging, excellent fuel economy, and advanced styling.

The second-generation Fit was developed following the tradition of Honda’s man maximum, machine minimum*1 concept with the goal of creating the ideal small car for a new age. To provide values which exceed customer expectations for a small car and to set a new benchmark in the highly competitive small car segment, packaging, utility and driving performance have been further advanced with the all-new Fit.

The packaging of the new Fit is based on Honda’s innovative center tank layout, with a longer wheelbase and wider track for enhanced interior space and practicality, combined with the small-car maneuverability of a 4.7-meter minimum turning radius. The front pillar has been moved forward to create a spacious interior, while the exterior boasts exhilarating styling. An ingenious interior layout helped create a comfortable cabin with space equivalent to a mid-sized sedan. The new Fit’s practicality has also been enhanced with four-mode “Ultra Seat” and three-mode “Ultra Luggage*2” storage spaces.

The new Fit’s dynamic performance is made possible by a newly developed 1.3-liter i-VTEC engine that delivers maximum output of 73kW (100PS). Combined with a continuously variable transmission (CVT) and newly developed torque converter, the engine provides enjoyable driving and class-leading*3 24 km/l fuel economy*4. The body rigidity and crash safety performance were also enhanced while maintaining weight equivalent to the previous model. Moreover, the newly designed chassis also helps achieve superior comfort and steady handling.

Newly added to the Fit lineup is a Road Sailing (RS) version which highlights a sportier and sophisticated character with a newly developed 1.5-liter i-VTEC engine and a specially designed suspension with enhanced styling and a richer feel.

Honda Fit was first introduced in Japan in June 2001. It is now being produced in six factories in five countries and sold in approximately 115 countries around the world, with cumulative sales of more than two million units*5.

*[1]	Honda’s man maximum, machine minimum concept is a basic approach to car design that calls for maximizing the space available for humans and minimizing the space occupied by mechanical components.
*2	Standard equipment on Types L and RS, factory option on Type G.
*[3]	1.3-liter class
*4	Figures for Type G (FF) Fit, based on results of 10-15 mode fuel-efficiency testing by Japanese Ministry of Land, Infrastructure and Transport.

*5 Honda calculations

Fit 1.3 G (FF)	Fit RS (FF)
• Monthly sales targets in Japan:	12,000 units

•Manufacturer’s suggested retail pricing for Japan indicates models shown in photos

Type	Engine	Transmission	Drive	Price (including Consumption Tax)	Price (before tax)
G	1.3 -liter SOHC i-VTEC	CVT	FF	¥1,197,000	¥1,140,000
		5AT	4WD	¥1,407,000	¥1,340,000
L		CVT	FF	¥1,344,000	¥1,280,000
		5AT	4WD	¥1,554,000	¥1,480,000
RS	1.5 -liter SOHC i-VTEC	CVT	FF	¥1,575,000	¥1,500,000
		5MT		¥1,785,000	¥1,700,000
		5AT	4WD	¥1,785,000	¥1,700,000

*	Prices are for reference only and do not include insurance, taxes (except consumption tax), registration, or other fees.
*	A separate recycling fee will be levied.
*	The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	For Premium Deep Violet Pearl, Premium Yellow Pearl, and Premium White Pearl body colors, add ¥31,500 (¥30,000 before consumption tax).

¡  Body colors (12 colors, including 5 new colors)

Brilliant Sky Metallic (new), Premium Deep Violet Pearl (new), Sherbet Blue Metallic (new),

Cool Rose Metallic (new), Deep Sapphire Blue Pearl (new), Premium Yellow Pearl,

Premium White Pearl, Nighthawk Black Pearl, Alabaster Silver Metallic, Milano Red,

Storm Silver Metallic, Taffeta White

¡  Interior colors (2 colors)

Type G & L: Black Blue (Main material: Emboss print jersey)

Type RS: Black (Main material: Suede-type fabric)

♦Key features of the New Fit

•Exterior styling

The exterior styling is intended to express both spaciousness and dynamic motion, with front pillars moved forward for an advanced, super-forward form. The fuel lid dovetails seamlessly with the monoform styling thanks to Honda’s first application of a push-lift opener. The door mirrors provide greater visibility with 30%*6 more surface area supported by a compact mount located at the base of the front quarter light. The addition of five new colors brings the total available body colors to twelve.

*6	Honda calculations; compared to the previous model

•Packaging

The center tank layout was carried over from the previous model to help maintain the maneuverability expected of a small car while allowing enhancement of cabin space and practicality. The overall length has been increased 55 mm*7 to 3,900 mm and the width 20 mm*7 to 1,695 mm, while the 1,525 mm*7 height remains the same as the previous model, allowing for use of tower parking.

While the wheelbase has been increased 50 mm*7 to 2,500 mm, the tread size has also been increased to help optimize the steering angle and maintain the minimum turning radius of the previous model at 4.7 meters.

An emergency tire repair kit is provided instead of a spare tire, freeing up 64 liter*8 of storage space beneath the floor. Combined with the space in the luggage room this brings the total available luggage space to an amazing 427 liter*8.

The rear hatch opening is located 605 mm from the ground, making it easy to load and unload luggage. The rear doors also open to a wide 80° angle, providing even easier access for passengers and facilitating loading and unloading of luggage.

*[7]	Honda calculations; compared to the previous model
*[8]	Honda calculations in accordance with the VDA method

•Interior

The cabin features an ingenious layout with equivalent space as one of Honda’s middle-class sedans, providing passengers a natural feeling of comfort.

The large three-meter cluster provides superior visibility with permanent illumination. The speedometer, located in the center of the cluster, features a large LED display providing of a broad range of information, including current fuel economy and range indications.

To ensure a comfortable driving position for all drivers, a tilt and telescopic steering column*9 as well as a ratchet-operated seat height adjuster*10 have been applied.

The front quarter windows are three times*11 of the size of those in the previous model, and the width of the front pillar has been reduced by 20 mm*11 to provide enhanced visibility. A new Sky Roof provides even more sense of space and comfort in the cabin. The power sun shield can be opened and closed with the touch of a switch for a comfortable cabin all year round.

The front seat is based on the seat frame of a middle-class sedan and fitted with springs and padding optimized for seat hold and ride comfort. The rear seats are 20 mm wider*11, 15 mm deeper*11, and have cushions 10 mm thicker*11 for enhanced ride comfort. The left and right headrests fit into the seat back for easy seat arrangement and 30%*11 better rearward visibilities.

*[9]	Standard equipment on Type L and RS.
*[10]	Standard equipment on Type L and RS; factory option on Type G.
*[11]	Honda calculation; compared to the previous model

•Utility

The four modes of “Ultra Seat” provide enhanced utility.
Utility mode:	Easy one-motion dive down and release operation of the rear seats. The luggage space can be extended to a maximum length of 1,720 mm*[12] thanks to the spacious full-flat floor.
Long mode:	In Utility mode, place the passenger seat in the full reclining position to create a space up to 2,400 mm long to carry long objects.
Tall mode:	Fold up the rear seat cushions to take advantage of Fit’s 1,280 mm roof height—the perfect way to make space for tall items like house plants.
Refresh mode:	Remove the front seat headrests and put the front seats in full reclining position to stretch out across the front and rear seats for a rest.

The three “Ultra Luggage” modes provide added practicality to Fit’s cargo space.
Upper/Lower mode:	Lift the flexible luggage board from the floor to separate the luggage space into upper and lower partitions. The net used to create the upper space is perfect for carrying irregularly shaped objects that won’t sit flat.
Tall mode:	Open the flexible luggage board to create enough space to load tall objects.
Regular mode:	The under floor space is perfect for storing sports gear or raincoats and umbrellas. And once the lid is on, you won’t have to worry about soiling your other luggage.

The Fit interior is replete with practical utility, starting with 10 cup-holders and a wide range of easy-to-use storage spaces.

A Honda HDD InterNavi*13 navigation system equipped with a 7-inch wide display and a 40GB hard disk is available as a factory option. And with the new Fit Honda introduces two new services to enhance the driving experience of members of the InterNavi Premium Club: New Road Data and Earthquake Information System.

*[12]	As measured with the passenger seat moved all the way forward
*[13]	Equipped with rear-camera, 7-inch wide display, TV (one-segment broadcasting), AM/FM tuner, DVD/CD player, AV input terminals, illuminated Audio Remote Control Switch, 4 speakers

•Powertrain

The new Fit comes with either of two new engines: a 1.3 liter i-VTEC or a 1.5 liter i-VTEC. In addition to the superior low-rpm torque of its predecessors, the new 1.3l i-VTEC brings more power to the high rpm range and delivers enhanced fuel economy in everyday driving. The new four-valve configuration with enhanced intake performance and drive-by-wire technology combine to help achieve a power rating of 73 kW(100PS). The use of only one of the two intake valves at low rpm increases EGR efficiency, helping the Fit achieve a class-leading*14 24 km per liter*15 fuel economy.

The new 1.5 liter i-VTEC delivers superior fuel economy combined with lively dynamic performance and plentiful torque throughout all speed ranges. Intake valve timing and clearance settings switch to match for low- and high-speed driving and optimized valve overlap in the low-, mid-, and high speed ranges enhances intake and exhaust efficiency for power output of 88 kW(120PS) and superior fuel economy of 19.6 km per liter*16.

The Fit’s continuous variable transmission delivers enhanced drive and off-the-line acceleration thanks to the implementation of a new torque converter. Higher gear ratios also help improve fuel economy by keeping rpms low during cruising. The low-friction, high-efficiency oil pump and pulleys as well as a new creep control system provide optimized creep control at low speeds and during idling for improved fuel economy.

*[14]	1.3 liter class
*[15]	Calculations for Type G (FF) Fit, based on results of 10-15 mode fuel efficiency testing by Japanese Ministry of Land, Infrastructure and Transport.
*[16]	Calculations for Type RS (FF w/CVT) Fit, based on results of 10-15 mode fuel efficiency testing by Japanese Ministry of Land, Infrastructure and Transport.

• Body

Body construction and design have been ingeniously modified to improve body rigidity and crash safety performance even while maintaining the same weight as the previous model. Noise and vibration during idling as well as booming noise while cruising are quieter than ever thanks to highly efficient connections of structural members and enhanced body stiffness.

The implementation of sound-absorbing acoustic materials in the roof, carpet, and dashboard insulation contribute both to greater quietness and to lower weight. The RS Type is equipped with special damping and acoustic materials to achieve quietness expected of more expensive vehicles.

•Chassis

The newly designed chassis realizes both superior ride comfort and steady handling. The rigid body and supple suspension provide an exceptional dynamic performance.

The new Fit features a McPherson strut front suspension.

The H-shaped torsion beam rear suspension achieves the maximum possible space for the rear seats and cargo area as well as supple ride comfort and steady handling.

The new electric power steering has more capacity than the previous model, and improvements to steering gear box rigidity and attachment points provide a more direct steering feel.

•Safety Performance

The RS Type comes with Honda’s vehicle stability assist (VSA) system, which is the first implementation of VSA with a manual transmission vehicle in this class*17. In addition, engine torque control and DBW throttle control enable precise control of the vehicle in driving.

A side curtain air bag system function with the front seat i-side air bag system to provide added protection against head injuries during side collisions. Honda’s Advanced Compatibility Engineering Body provides enhanced self-protection and better compatibility in collisions with other vehicles. Honda pedestrian-injury reduction body design helps protect pedestrians from injury in the event of a collision.

All Fit models are equipped with an electronic brake distribution ABS system plus brake assist functionality as standard equipment. In addition to an ISO FIX child seat bar, tether anchors are provided in both the left and right rear seats as standard equipment.

*[17]	Both 1.3 liter and 1.5 liter classes

•Environmental Performance

All types have been certified by the Japanese Ministry of Land, Infrastructure, and Transport as having achieved a 75% reduction with respect to emissions regulations for 2005. All types equipped with CVT*18 exceed Japanese fuel economy standards for 2010 by 20%; G- and L-Type equipped with 4WD as well as RS-Type equipped with 5MT exceed Japanese fuel economy standards for 2010 by 5%; RS-Type equipped with 4WD comply with Japanese fuel economy standards for 2010.

The use of VOCs in the cabin has been reduced to a minimum, and all types comply with indoor density guidelines set out by the Japanese Ministry of Health, Labor and Welfare.

*[18]	Type RS (FF/CVT) equipped with factory options exceed Japanese fuel economy standards for 2010 by 10%.

•Rotating passenger seat

A rotating passenger seat is available to take full advantage of Fit’s ease of access. Incorporating the same styling, ride comfort, and bolstering as the base model, this exclusive seat has been designed with a specially contoured seat cushion for enhanced ease of access. Oversized bearings help ensure smooth rotation.

295 mm of foot space during rotation—a full 65 mm more than the previous model—has been achieved together with a seat height of 585 mm for enhanced ease of access.

The tip up configuration of the ULTR SEAT Tall mode enables easy loading and unloading of a wheelchair through the rear seats.

G (FF) Rotating passenger seat model

•Manufacturer’s suggested retail pricing for Japan indicates model shown in photos

Type	Engine	Transmission	Drive	Price (including Consumption Tax)	Price (before tax)
G With rotating passenger seat	1.3 -liter SOHC i-VTEC	CVT	FF	¥1,354,500	¥1,290,000
		5AT	4WD	¥1,564,500	¥1,490,000
L With rotating passenger seat		CVT	FF	¥1,464,750	¥1,395,000
		5AT	4WD	¥1,674,750	¥1,595,000

*	Prices are for reference only and do not include insurance, taxes (except consumption tax), registration, or other fees.
*	A separate recycling fee will be levied.
*	The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	For Premium Deep Violet Pearl, Premium Yellow Pearl, and Premium White Pearl body colors, add ¥31,500 (¥30,000 before consumption tax).

¡  Body colors (10 colors)

 Brilliant Sky Metallic (new), Premium Deep Violet Pearl (new), Sherbet Blue Metallic (new),

 Cool Rose Metallic (new), Premium Yellow Pearl, Premium White Pearl, Nighthawk Black Pearl,

 Alabaster Silver Metallic, Milano Red, Taffeta White

¡  Interior colors (1 color)

 Black Blue (Main material: Emboss print jersey)

October 25, 2007

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FIRST HALF ENDED SEPTEMBER 30, 2007

Tokyo, October 25, 2007— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half ended September 30, 2007.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2007 totaled JPY 208.4 billion (USD 1,806 million), an increase of 63.0% from the same period in 2006. Basic net income per Common share for the quarter amounted to JPY 114.94 (USD 1.00), an increase of JPY 44.89 from JPY 70.05 for the corresponding period in 2006. One Honda’s American Depository Share represents one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,971.3 billion (USD 25,742 million), an increase of 12.9% from the same period in 2006. Honda estimates that if calculated at the same exchange rate as the same period in 2006, revenue for the quarter would have increased by approximately 7.9%.

Consolidated operating income for the quarter totaled JPY 286.3 billion (USD 2,481 million), an increase of 48.3% compared to the same period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive impact of the currency effects caused by the depreciation of the Japanese yen which offset the negative impact of increased raw material costs and the increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 269.9 billion (USD 2,339 million), an increase of 65.0% from the same period in 2006.

Equity in income of affiliates amounted to JPY 26.2 billion (USD 227 million) for the quarter, a decrease of 4.4% from the same period in 2006.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, unit sales of motorcycles totaled 2,333 thousand units, which was a decrease of 17.2% from the same period in 2006. Unit sales in Japan totaled 107 thousand units, an increase of 9.2% from the same period in 2006. Overseas unit sales was 2,226 thousand units, a decrease of 18.1% from the same period in 2006*, due mainly to the decreased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, more than offsetting an increase in unit sales in other regions especially in Latin America. Revenue from external customers increased 13.8%, to JPY 381.6 billion (USD 3,306 million) from the same period in 2006, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of the decreased unit sales. Operating income increased by 15.4% to JPY 37.0 billion (USD 321 million) from the same period in 2006, due mainly to the positive currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased sales incentives in North America, the increased SG&A expenses and R&D expenses.

*	Net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, are not included in net sales and other operating revenue when no parts were supplied by Honda or its subsidiaries, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,020 thousand units for the quarter.

Honda’s automobile unit sales totaled 937 thousand units, an increase of 6.0% from the same period in 2006. In Japan, unit sales amounted to 143 thousand units, a decrease of 16.4% from the same period in 2006. Overseas unit sales increased 11.4% to 794 thousand units from the same period in 2006, due mainly to the increased unit sales of the CR-V in North America, Europe, Asia and the increased unit sales in other regions. Revenue from external customers increased 12.3% to JPY 2,356.4 billion (USD 20,415 million) from the same period in 2006, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 62.8% to JPY 213.0 billion (USD 1,846 million) from the same period in 2006, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increase of sales incentives in North America, increased raw material costs, the increased depreciation expenses, SG&A expenses and R&D expenses.

Revenue from external customers in financial services business increased 36.4% to JPY 133.7 billion (USD 1,159 million) from the same period in 2006, due mainly to the increased finance receivables, the positive impact of the currency translation effects and the increased operating lease revenues. Operating income increased 29.7% to JPY 29.3 billion (USD 254 million) from the same period in 2006, due primarily to the increased profit attributable to higher revenue, the decreased SG&A expenses and the positive currency effects caused by the depreciation of the Japanese yen.

Honda’s power products unit sales totaled 1,258 thousand units, an increase of 6.0% from the same period in 2006. In Japan, unit sales totaled 141 thousand units, an increase of 11.0% from the same period in 2006. Overseas unit sales totaled 1,117 thousand units, an increase of 5.4% from the same period in 2006, due mainly to increased unit sales of lawnmowers in Europe, increased unit sales in Asia, including the increased unit sales of general-purpose engines in China and increased unit sales in other regions, offsetting decreased unit sales of lawnmowers in the United States. Revenue from external customers in power product and other businesses increased by 1.0% to JPY 99.4 billion (USD 862 million) from the same period in 2006, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income decreased 6.5% to JPY 6.9 billion (USD 60 million) from the same period in 2006. This was primarily due to the increased R&D expenses, offsetting the positive impact of the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic areas, in Japan, revenue for domestic and exports sales totaled JPY 1,215.5 billion (USD 10,530 million), up by 3.4% compared to the same period in 2006, due primarily to the increased revenue from exports in automobile business and the positive currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the decreased unit sales of automobiles in Japan. Operating income totaled JPY 73.3 billion (USD 635 million), up by 6.3% from the same period in 2006, due primarily to the increased profit attributable to higher revenue, continuing cost reduction efforts, the decreased SG&A expenses and the positive currency effects caused by the depreciation of the Japanese yen, offsetting increased raw material costs, the increased depreciation expenses and R&D expenses.

In North America, revenue increased by 9.6% to JPY 1,557.1 billion (USD 13,490 million) from the same period in 2006, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 21.2% to JPY 116.0 billion (USD 1,005 million) from the same period in 2006, due primarily to the positive impact of increased profit attributable to higher revenue mainly in automobile and financial services businesses, continuing cost reduction efforts and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in motorcycle and automobile business, increased raw material costs and the increased depreciation expenses.

In Europe, revenue increased by 25.8% to JPY 390.8 billion (USD 3,386 million), from the same period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 84.7% to JPY 16.7 billion (USD 145 million) from the same period in 2006, due primarily to the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, which offset the increased SG&A expenses.

In Asia, revenue increased by 32.6% to JPY 415.6 billion (USD 3,601 million) from the same period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 82.9% to JPY 33.4 billion (USD 289 million) from the same period in 2006, due mainly to the increased profit attributable to higher revenue and the positive currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In other regions, revenue increased by 36.4% to JPY 267.9 billion (USD 2,321 million) compared to the same period in 2006, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 40.7% to JPY 30.1 billion (USD 261 million) from the same period in 2006, due mainly to the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

First Half-Year Results

Honda’s consolidated net income for the fiscal first half year ended September 30, 2007 totaled JPY 374.6 billion (USD 3,245 million), an increase of 38.1% from the same period in 2006. Basic net income per Common share for the period amounted to JPY 206.26 (USD 1.79), an increase of JPY 57.74 from JPY 148.52 for the same period in 2006.

Consolidated revenue for the period amounted to JPY 5,902.4 billion (USD 51,135 million), an increase of 12.8% from the same period in 2006. Honda estimates that if calculated at the same exchange rate as the same period in 2006, revenue for the quarter would have increased by approximately 6.9%.

Consolidated operating income for the period totaled JPY 508.0 billion (USD 4,401 million), an increase of 28.1% compared to the same period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, which offset increased raw material costs, the increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the period totaled JPY 488.2 billion (USD 4,230 million), an increase of 37.5% from the same period in 2006.

Equity in income of affiliates amounted to JPY 63.2 billion (USD 548 million) for the period, an increase of 9.8% from the same period in 2006.

Business Segment

With respect to Honda’s sales for the fiscal first half by business segment, unit sales of motorcycles totaled 4,586 thousand units, a decrease of 11.7% from the same period in 2006. Unit sales in Japan totaled 191 thousand units, an increase of 2.1%. Overseas unit sales was 4,395 thousand units, a decrease of 12.3%*, due mainly to the decreased units sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, offsetting an increase in unit sales in other regions especially in Latin America. Revenue from external customers increased 16.2%, to JPY 749.9 billion (USD 6,497 million) from the same period in 2006, due mainly to the positive impact of the currency translation effects. Operating income increased by 50.7 % to JPY 68.1 billion (USD 591 million) from the same period in 2006, due mainly to the positive currency effects caused by the depreciation of the Japanese yen, offsetting the increased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 2,120 thousand units for the period.

Honda’s unit sales of automobiles was 1,883 thousand units, increased by 5.8% from the same period in 2006. In Japan, unit sales decreased 14.7% to 279 thousand units. Overseas unit sales increased 10.4% to 1,604 thousand units, due mainly to the increased unit sales in North America, Europe, Asia and other regions. Revenue from external customers increased 11.7% to JPY 4,683.7 billion (USD 40,576million) from the same period in 2006, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 28.6% to JPY 361.3 billion (USD 3,131 million) from the same period in 2006.

Revenue from external customers in financial services business increased 38.1% to JPY 259.6 billion (USD 2,249 million) from the same period in 2006, due mainly to the increased operating lease revenues. Operating income increased 22.5% to JPY 63.5 billion (USD 550 million) from the same period in 2006, due mainly to the increased profit attributable to higher revenue and the positive currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

Honda’s unit sales of power products was 2,787 thousand units, down by 4.3 % from the same period in 2006. In Japan, unit sales totaled 276 thousand units, an increase of 4.5%. Overseas unit sales decreased 5.1%, to 2,511 thousand units, due mainly to the declined unit sales in North America. Revenue from external customers in power product and other businesses increased by 3.3% to JPY 209.1 billion (USD 1,812 million) from the same period in 2006, due mainly to the positive impact of the currency translation effects. Operating income was JPY 14.9 billion (USD 130 million), a decrease of 19.1% from the same period in 2006, due mainly to the increased R&D expenses, which offset the positive impact of the decreased SG&A expenses and the positive currency effects caused by the depreciation of the Japanese yen.

Geographical Information

With respect to Honda’s sales for the fiscal first half by geographical segment, in Japan, revenue for domestic and exports sales was JPY 2,391.8 billion (USD 20,721 million), up by 4.7% compared to the same period in 2006, due primarily to the increased revenue from exports in automobile business and the positive currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the decreased unit sales of automobile business in Japan. Operating income was JPY 133.9 billion (USD 1,161 million), up by 13.6% from the same period in 2006, due primarily to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, which offset increased raw material costs, the increased depreciation expenses, SG&A expenses and R&D expenses.

In North America, revenue increased by 8.7% to JPY 3,140.5 billion (USD 27,207 million) from the same period in 2006, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 1.4% to JPY 213.0 billion (USD 1,846 million) from the same period in 2006.

In Europe, revenue increased by 24.4% to JPY 791.0 billion (USD 6,853 million) compared to the same period in 2006, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 74.4% to JPY 27.0 billion (USD 234 million) from the same period in 2006.

In Asia, revenue increased by 34.6% to JPY 808.9 billion (USD 7,008 million) from the same period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 86.7% to JPY 70.3 billion (USD 610 million) from the same period in 2006, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In other regions, revenue increased by 32.4% to JPY 494.2 billion (USD 4,282 million) compared to the same period in 2006, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 41.5% to JPY 51.9 billion (USD 450 million) from the same period in 2006.

Consolidated Statements of Cash Flows for the Fiscal First Half

Consolidated cash and cash equivalents at the end of the period from April 1, 2007 through September 30, 2007 decreased by JPY 81.9 billion (USD 710 million) from March 31, 2007, to JPY 863.6 billion (USD 7,482 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 547.5 billion (USD 4,743 million) for the fiscal first half ended September 30, 2007, mainly attributable to the increase in net income, the increase in depreciation and the decrease in trade accounts and notes receivable, which offset the decrease in trade accounts and notes payable. Cash inflows from operating activities increased by JPY 86.6 billion (USD 751 million) compared with the same period in 2006.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 894.3 billion (USD 7,748 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables and the purchase of operating lease assets. Cash outflows from investing activities increased by JPY 109.2 billion (USD 946 million) compared with the same period in 2006.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 225.7 billion (USD 1,956 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt, cash dividends paid and payment for purchase of treasury stock. Cash inflows from financing activities decreased by JPY 118.5 billion (USD 1,027 million) compared with the same period in 2006.

Supplemental information for cash flows

	FY2006 Year-end	FY2007 1st half	FY2007 Year-end	FY2008 1st half
Shareholders’ equity ratio (%)	38.8	38.5	37.2	38.2
Shareholders’ equity ratio (%) on a market price basis	62.9	65.1	62.7	56.0
Repayment period (years)	5.6	4.0	4.4	3.9
Non-financial services businesses (years)	0.4	0.2	0.4	0.4
Interest coverage ratio	6.8	7.7	6.7	5.2
Non-financial services businesses	48.0	56.6	59.3	46.7

•	Shareholders’ equity ratio: shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows.

Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets.

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first year ended September 30, 2006 to conform to the presentation used for the same period in 2007

Forecasts for Fiscal Year Ending March 31, 2008

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2008, Honda projects consolidated results to be as shown below:

FY2008 Forecasts for Consolidated Results

First year ending March 31, 2008

	Yen (billions)	Changes from FY2007
Net sales and other operating revenue	12,300	+10.9%
Operating income	880	+3.3%
Income before income taxes, minority interest and equity in income of affiliates	870	+9.7%
Net income	640	+8.0%

	Yen
Basic net income per common share	352.85	—

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 113 and JPY 148, respectively, for the second half of the year ending March 31, 2008, and JPY 116 and JPY 155, respectively, for the full year ending March 31, 2008.

Profit Redistribution Policy and Dividend per Share of Common Stock for fiscal years 2007 and 2008

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which the Company considers to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 25, 2007, resolved to make the quarterly dividend of JPY 22 per share of common stock, the record date of which is September 30, 2007. It also intends to distribute third quarter and the year-end cash dividends of JPY 22 per share, the record date of which will be December 31, 2007 and March 31, 2008, respectively. The total projected annual dividend per share of common stock for the fiscal year ending March 31, 2008, is JPY 86 per share, an increase of JPY 19 per share from the annual dividends paid for the year ended March 31, 2007.

Details of Quarterly Dividends

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter (Interim)	The End of Third Quarter	Year-end	Total
Performance in Fiscal 2007	—	30	17	20	67
Performance in Fiscal 2008	20	22	—	—	86
Projected Dividends	—	—	22	22

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Risk Factors

The Company omits the disclosure of risk factors since there are no significant changes from the risk factors disclosed in 20-F filed on July 18, 2007.

Management Policy

The company omits the disclosure of risk factors since there are no significant changes from the management policy disclosed in 6-K filed on May 22, 2007.

For the material of that 6-K, click on the following link.

http://www.honda.co.jp/investors/

Medium- and long-term management strategy and Management target: Preparing for the Next Leap Forward

The company omits the disclosure of medium- and long-term management strategy and management target: preparing for the next leap forward since there are no significant changes from the management policy disclosed in 6-K filed on November 20, 2006.

For the material of that 6-K, click on the following link.

http://www.honda.co.jp/investors/

Preparing for the Future

A look at the global economy shows there are concerns of a moderate slowdown in the U.S. economy. Europe’s economy is expected to recover steadily, Asian economies are expected to grow steadily, and Japan’s economy is also expected to maintain its moderate economic recovery. However, the global environment in which Honda’s management operates still lacks transparency because of global political and economic uncertainty, fluctuations in oil and raw material prices, and currency, finance and capital markets movements. As a result, the Company expects its operating environment to continue to be severe.

It is under these circumstances that the Company will strengthen its corporate structure quickly and flexibly to meet the requirements of its customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, the Company will endeavor to enhance its R&D, production and sales ability. Furthermore, the Company will continue striving to earn even more trust and understanding from society through Companywide activities. The Company recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

Along with efforts to develop even more effective safety and environmental technologies, the Company will enhance the creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. The Company will also continue efforts in the research of future technologies.

2. Production Efficiency

The Company will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high-quality products.

3. Sales Efficiency

The Company will continue to make efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to respond to the various needs of its customers around the world.

4. Product Quality

Responding to increasing customers’ demand, the Company will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

The Company will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. The Company intends to enhance its contribution to traffic safety in motorized societies both in Japan and in abroad. The Company also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

6. The Environment

The Company will step up its efforts to create better, cleaner, more fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. The Company will also advance fuel cells and develop Solar cell business. In addition, the Company will continue its efforts to minimize environmental impact, such as setting global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all of its business fields, including production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, the Company will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Company-wide activities, the Company will strive to materialize Honda’s visions of “Value Creation (Creating New Value for our Customers),” “Glocalization (Expanding Regional Operations),” and “Commitment for the Future (Developing Safety and Environmental Solutions),” with the aim of sharing joy with Honda’s customers, thus becoming a company that society wants to exist.

[1] Consolidated Financial Summary

For the three months and six months ended September 30, 2006 and 2007

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2006	% Change	Three months ended Sep. 30, 2007	Six months ended Sep. 30, 2006	% Change	Six months ended Sep. 30, 2007
Net sales and other operating revenue	2,630,874	12.9%	2,971,346	5,230,598	12.8%	5,902,469
Operating income	193,024	48.3%	286,338	396,545	28.1%	508,022
Income before income taxes, minority interest and equity in income of affiliates	163,643	65.0%	269,992	355,008	37.5%	488,250
Net income	127,909	63.0%	208,483	271,311	38.1%	374,600

	Yen
Basic net income per common share	70.05		114.94	148.52		206.26

	U.S. Dollar (millions)
			Three months ended Sep. 30, 2007			Six months ended Sep. 30, 2007
Net sales and other operating revenue			25,742			51,135
Operating income			2,481			4,401
Income before income taxes, minority interest and equity in income of affiliates			2,339			4,230
Net income			1,806			3,245

	U.S. Dollar
Basic net income per common share			1.00			1.79

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[2] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Sep. 30, 2006	Three months ended Sep. 30 2007	Six months ended Sep. 30, 2006	Six months ended Sep. 30, 2007
MOTORCYCLES

Japan	98	107	187	191
	(98)	(107)	(187)	(191)
North America	143	121	232	201
	(70)	(61)	(123)	(105)
Europe	71	68	176	163
	(69)	(65)	(171)	(158)
Asia	2,163	1,645	3,972	3,268
	(2,163)	(1,645)	(3,972)	(3,268)
Other Regions	341	392	629	763
	(337)	(390)	(622)	(757)

Total	2,816	2,333	5,196	4,586
	(2,737)	(2,268)	(5,075)	(4,479)

AUTOMOBILES

Japan	171	143	327	279
North America	411	445	867	910
Europe	79	100	150	192
Asia	163	177	316	364
Other Regions	60	72	120	138

Total	884	937	1,780	1,883

POWER PRODUCTS

Japan	127	141	264	276
North America	494	479	1,465	1,166
Europe	254	280	636	670
Asia	207	242	369	462
Other Regions	105	116	177	213

Total	1,187	1,258	2,911	2,787

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.
2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.
3.	Figures in brackets represent unit sales of motorcycles only.
4.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[3] Net Sales Breakdown

(A) For the three months ended September 30, 2006 and 2007

	Yen (millions)
	Three months ended Sep. 30, 2006		Three months ended Sep. 30, 2007
MOTORCYCLE BUSINESS

Japan	25,970	(7.7)%	27,411	(7.2)%
North America	83,120	(24.8)%	65,571	(17.2)%
Europe	41,705	(12.4)%	48,127	(12.6)%
Asia	95,303	(28.4)%	121,730	(31.9)%
Other Regions	89,402	(26.7)%	118,810	(31.1)%

Total	335,500	(100.0)%	381,649	(100.0)%

AUTOMOBILE BUSINESS

Japan	357,086	(17.0)%	310,534	(13.2)%
North America	1,176,651	(56.1)%	1,295,629	(55.0)%
Europe	216,500	(10.3)%	303,337	(12.9)%
Asia	225,100	(10.7)%	271,214	(11.5)%
Other Regions	123,493	(5.9)%	175,773	(7.4)%

Total	2,098,830	(100.0)%	2,356,487	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,365	(5.5)%	5,830	(4.4)%
North America	86,958	(88.7)%	121,381	(90.7)%
Europe	3,153	(3.2)%	3,373	(2.5)%
Asia	692	(0.7)%	1,271	(1.0)%
Other Regions	1,884	(1.9)%	1,905	(1.4)%

Total	98,052	(100.0)%	133,760	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	38,768	(39.4)%	38,755	(39.0)%
North America	29,740	(30.2%)	26,256	(26.4)%
Europe	16,160	(16.4)%	18,212	(18.3)%
Asia	8,723	(8.8)%	9,377	(9.4)%
Other Regions	5,101	(5.2)%	6,850	(6.9)%

Total	98,492	(100.0)%	99,450	(100.0)%

TOTAL

Japan	427,189	(16.2)%	382,530	(12.9)%
North America	1,376,469	(52.3)%	1,508,837	(50.8)%
Europe	277,518	(10.6)%	373,049	(12.5)%
Asia	329,818	(12.5)%	403,592	(13.6)%
Other Regions	219,880	(8.4)%	303,338	(10.2)%

Total	2,630,874	(100.0)%	2,971,346	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[3] Net Sales Breakdown

(B) For the six months ended September 30, 2006 and 2007

	Yen (millions)
	Six months ended Sep. 30, 2006		Six months ended Sep. 30, 2007
MOTORCYCLE BUSINESS

Japan	52,846	(8.2)%	54,464	(7.3)%
North America	139,483	(21.6)%	121,098	(16.1)%
Europe	106,714	(16.5)%	115,892	(15.5)%
Asia	178,273	(27.6)%	234,060	(31.2)%
Other Regions	168,330	(26.1)%	224,449	(29.9)%

Total	645,646	(100.0)%	749,963	(100.0)%

AUTOMOBILE BUSINESS

Japan	686,984	(16.4)%	613,508	(13.1)%
North America	2,433,068	(58.0)%	2,627,247	(56.1)%
Europe	407,388	(9.7)%	588,807	(12.6)%
Asia	425,564	(10.1)%	529,005	(11.3)%
Other Regions	241,432	(5.8)%	325,140	(6.9)%

Total	4,194,436	(100.0)%	4,683,707	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	10,772	(5.7)%	11,649	(4.5)%
North America	166,114	(88.3)%	235,377	(90.7)%
Europe	5,948	(3.2)%	6,574	(2.5)%
Asia	1,318	(0.7)%	2,444	(0.9)%
Other Regions	3,888	(2.1)%	3,565	(1.4)%

Total	188,040	(100.0)%	259,609	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	72,679	(35.9)%	74,295	(35.5)%
North America	67,197	(33.2)%	58,778	(28.1)%
Europe	36,825	(18.2)%	43,270	(20.7)%
Asia	16,679	(8.2)%	20,450	(9.8)%
Other Regions	9,096	(4.5)%	12,397	(5.9)%

Total	202,476	(100.0)%	209,190	(100.0)%

TOTAL

Japan	823,281	(15.7)%	753,916	(12.8)%
North America	2,805,862	(53.7)%	3,042,500	(51.5)%
Europe	556,875	(10.6)%	754,543	(12.8)%
Asia	621,834	(11.9)%	785,959	(13.3)%
Other Regions	422,746	(8.1)%	565,551	(9.6)%

Total	5,230,598	(100.0)%	5,902,469	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[4] Consolidated Statements of Income

(A) For the three months ended September 30, 2006 and 2007

	Yen (millions)
	Three months ended Sep. 30, 2006 (Unaudited)	Three months ended Sep. 30, 2007 (Unaudited)
Net sales and other operating revenue	2,630,874	2,971,346
Operating costs and expenses:
Cost of sales	1,884,533	2,088,906
Selling, general and administrative	424,686	456,333
Research and development	128,631	139,769

Operating income	193,024	286,338
Other income:
Interest	9,991	12,216
Other	4,308	5,292
Other expenses:
Interest	2,944	3,703
Other	40,736	30,151

Income before income taxes, minority interest and equity in income of affiliates	163,643	269,992

Income tax (benefit) expense:
Current	67,311	78,188
Deferred	(8,890)	3,148

Income before minority interest and equity in income of affiliates	105,222	188,656

Minority interest in income of consolidated subsidiaries	(4,755)	(6,418)

Equity in income of affiliates	27,442	26,245

Net income	127,909	208,483

	Yen
Basic net income per common share	70.05	114.94

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for three months ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[4] Consolidated Statements of Income

(B) For the six months ended September 30, 2006 and 2007

	Yen (millions)
	Six months ended Sep. 30, 2006 (Unaudited)	Six months ended Sep. 30, 2007 (Unaudited)
Net sales and other operating revenue	5,230,598	5,902,469
Operating costs and expenses:
Cost of sales	3,745,799	4,200,822
Selling, general and administrative	843,308	912,319
Research and development	244,946	281,306

Operating income	396,545	508,022
Other income:
Interest	20,125	25,520
Other	5,334	1,227

Other expenses:
Interest	6,682	7,755
Other	60,314	38,764

Income before income taxes, minority interest and equity in income of affiliates	355,008	488,250

Income tax (benefit) expense:
Current	134,444	159,196
Deferred	(2,248)	4,446

Income before minority interest and equity in income of affiliates	222,812	324,608

Minority interest in income of consolidated subsidiaries	(9,136)	(13,269)

Equity in income of affiliates	57,635	63,261

Net income	271,311	374,600

	Yen
Basic net income per common share	148.52	206.26

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
Assets	Mar. 31, 2007 (Audited)	Sep. 30, 2007 (Unaudited)	change	Sep. 30, 2006 (Unaudited)	change
Current assets:
Cash and cash equivalents	945,546	863,604	(81,942)	745,712	117,892
Trade accounts and notes receivable	1,055,470	894,928	(160,542)	796,245	98,683
Finance subsidiaries-receivables, net	1,426,224	1,494,722	68,498	1,471,967	22,755
Inventories	1,183,116	1,243,573	60,457	1,109,412	134,161
Deferred income taxes	155,390	174,908	19,518	176,314	(1,406)
Other current assets	426,863	503,536	76,673	438,536	65,000

Total current assets	5,192,609	5,175,271	(17,338)	4,738,186	437,085

Finance subsidiaries-receivables, net	3,039,826	3,058,054	18,228	3,290,975	(232,921)

Investments and advances:
Investments in and advances to affiliates	497,337	550,917	53,580	467,556	83,361
Other, including marketable equity securities	254,610	265,366	10,756	250,095	15,271

Total investments and advances	751,947	816,283	64,336	717,651	98,632

Property on operating leases:
Vehicles	345,909	767,086	421,177	—	767,086
Less accumulated depreciation	9,700	47,887	38,187	—	47,887

Net property on operating leases	336,209	719,199	382,990	—	719,199

Property, plant and equipment, at cost:
Land	429,373	445,863	16,490	402,338	43,525
Buildings	1,322,394	1,386,054	63,660	1,217,806	168,248
Machinery and equipment	2,988,064	3,167,987	179,923	2,700,806	467,181
Construction in progress	204,318	272,070	67,752	201,600	70,470

	4,944,149	5,271,974	327,825	4,522,550	749,424
Less accumulated depreciation and amortization	2,865,421	3,041,117	175,696	2,658,098	383,019

Net property, plant and equipment	2,078,728	2,230,857	152,129	1,864,452	366,405

Other assets	637,181	658,072	20,891	579,834	78,238

Total assets	12,036,500	12,657,736	621,236	11,191,098	1,466,638

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2007 (Audited)	Sep. 30, 2007 (Unaudited)	change	Sep. 30, 2006 (Unaudited)	change
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	1,265,868	1,542,074	276,206	1,221,228	320,846
Current portion of long-term debt	775,409	906,992	131,583	749,127	157,865
Trade payables:
Notes	33,276	35,579	2,303	26,890	8,689
Accounts	1,133,280	1,013,634	(119,646)	940,240	73,394
Accrued expenses	807,341	781,490	(25,851)	802,752	(21,262)
Income taxes payable	76,031	89,019	12,988	62,644	26,375
Other current liabilities	196,322	228,509	32,187	211,874	16,635

Total current liabilities	4,287,527	4,597,297	309,770	4,014,755	582,542

Long-term debt, excluding current portion	1,905,743	1,844,130	(61,613)	1,745,205	98,925
Other liabilities	1,237,712	1,248,552	10,840	1,030,457	218,095

Total liabilities	7,430,982	7,689,979	258,997	6,790,417	899,562

Minority interests in consolidated subsidiaries	122,907	131,005	8,098	88,391	42,614

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,529	—
Legal reserves	37,730	39,428	1,698	37,332	2,096
Retained earnings	4,654,890	4,955,044	300,154	4,419,972	535,072
Accumulated other comprehensive income (loss), net	(427,166)	(340,721)	86,445	(369,600)	28,879
Treasury Stock	(41,439)	(75,595)	(34,156)	(34,010)	(41,585)

Total stockholders’ equity	4,482,611	4,836,752	354,141	4,312,290	524,462

Commitments and contingent liabilities

Total liabilities, minority interests and stockholders’ equity	12,036,500	12,657,736	621,236	11,191,098	1,466,638

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[6] Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated Other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750
Cumulative effect of adjustments resulting from the adoption of SAB No.108, net of tax	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31, 2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,521	(1,521)			—
Cash dividends				(54,784)			(54,784)
Other comprehensive income (loss):
Net income				271,311			271,311
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					29,277		29,277
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					(7,667)		(7,667)
Reclassification adjustments for losses (gains) realized in net income					(2,155)		(2,155)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(581)		(581)
Reclassification adjustments for losses (gains) realized in net income					588		588
Minimum pension liabilities adjustment					(24)		(24)

Total comprehensive income							290,749

Purchase of treasury stock						(23,531)	(23,531)
Reissuance of treasury stock				(280)		18,877	18,597
Retirement of treasury stock							—

Balance at September 30, 2006	86,067	172,529	37,332	4,419,972	(369,600)	(34,010)	4,312,290

Balance at March 31, 2007	86,067	172,529	37,730	4,654,890	(427,166)	(41,439)	4,482,611

Transfer to legal reserves			1,698	(1,698)			—
Cash dividends				(72,748)			(72,748)
Comprehensive income (loss):
Net income				374,600			374,600
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					80,023		80,023
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					3,347		3,347
Reclassification adjustments for losses (gains) realized in net income							—
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(209)		(209)
Reclassification adjustments for losses (gains) realized in net income					139		139
Pension and other postretirement benefits adjustments					3,145		3,145

Total comprehensive income							461,045

Purchase of treasury stock						(34,162)	(34,162)
Reissuance of treasury stock						6	6
Retirement of treasury stock							—

Balance at September 30, 2007	86,067	172,529	39,428	4,955,044	(340,721)	(75,595)	4,836,752

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[7] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2006 ( Unaudited )	Six months ended Sep. 30, 2007 ( Unaudited )
Cash flows from operating activities:
Net income	271,311	374,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	155,535	199,190
Depreciation of property on operating leases	—	40,260
Deferred income taxes	(2,248)	4,446
Minority interest in income	9,136	13,269
Equity in income of affiliates	(57,635)	(63,261)
Dividends from affiliates	27,483	36,504
Provision for credit and lease residual losses on finance subsidiaries-receivables	17,943	22,168
Loss (gain) on derivative instruments, net	48,489	17,844
Decrease (increase) in assets:
Trade accounts and notes receivable	194,998	188,756
Inventories	(54,682)	(47,023)
Other current assets	(19,221)	(18,588)
Other assets	(16,973)	(80,869)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(86,237)	(119,509)
Accrued expenses	11,927	(47,777)
Income taxes payable	(47,984)	14,774
Other current liabilities	6,855	(360)
Other liabilities	14,747	31,875
Other, net	(12,573)	(18,755)

Net cash provided by operating activities	460,871	547,544

Cash flows from investing activities:
Increase in investments and advances	(3,568)	(2,237)
Decrease in investments and advances	437	484
Payment for purchase of available-for-sale securities	(63,913)	(112,368)
Proceeds from sales of available-for-sale securities	49,446	108,749
Payment for purchase of held-to-maturity securities	—	(16,423)
Proceeds from redemption of held-to-maturity securities	8,860	12,175
Capital expenditures	(282,283)	(342,874)
Proceeds from sales of property, plant and equipment	11,542	11,292
Acquisitions of finance subsidiaries-receivables	(1,701,651)	(1,448,823)
Collections of finance subsidiaries-receivables	1,061,179	1,138,113
Proceeds from sales of finance subsidiaries-receivables	134,048	196,538
Purchase of operating lease assets	—	(447,902)
Proceeds from sales of operating lease assets	—	8,883

Net cash used in investing activities	(785,183)	(894,393)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	287,673	263,145
Proceeds from long-term debt	485,027	523,884
Repayment of long-term debt	(344,570)	(446,185)
Cash dividends paid	(54,784)	(72,748)
Cash dividends paid to minority interests	(5,910)	(8,148)
Payment for purchase of treasury stock, net	(23,093)	(34,156)

Net cash provided by financing activities	344,343	225,792

Effect of exchange rate changes on cash and cash equivalents	8,893	39,115

Net change in cash and cash equivalents	28,924	(81,942)
Cash and cash equivalents at beginning of period	716,788	945,546

Cash and cash equivalents at end of period	745,712	863,604

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 396

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 9

Reduced through reorganization: 18

Affiliated companies:

Newly formed affiliated companies: 3

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended September 30, 2007 were ¥117.87=U.S.$1 and ¥161.88= euro 1. The average exchange rates for the same period last year were ¥116.26=U.S.$1 and ¥148.16= euro 1. The average exchange rates for the fiscal first half ended September 30, 2007 were ¥119.33=U.S.$1 and ¥162.30= euro 1 as compared with ¥115.38=U.S.$1 and ¥145.97= euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥115.43=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 28, 2007.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

1.	In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased the Company’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million, net of tax effect of ¥31,235 million, and ¥18,149 million, respectively.

The Company adopted the provisions of SAB 108 for the fiscal year ended March 31, 2007. As a result of the adoption, the Company adjusted the beginning retained earnings in the consolidated financial statements for the six months ended September 30, 2006. The impact of misstatements to the consolidated financial statements was immaterial. Accordingly, the Company had not revised the consolidated statement of income and consolidated balance sheet except for beginning retained earnings.

(1) The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

(2) Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

(3) The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

2.	The company adopted the FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes” as of April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 had an immaterial impact on the Company’s financial statements.

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar.31, 2007	Sep. 30, 2007	Sep. 30, 2006
The allowance for doubtful trade accounts and notes receivables	8,199	7,520	8,259
The allowance for credit losses for finance subsidiaries-receivables	33,512	36,442	37,478
The allowance for losses on lease residual values for financial-subsidiaries receivables	33,928	26,631	35,243
The allowance for inventory losses and obsolescence	27,521	29,955	29,733

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar.31, 2007	Sep. 30, 2007	Sep. 30, 2006
Mortgage securitized debt
Property, plant and equipment	23,654	35,338	34,732
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	374	4,569
Debt related mortgages
Short-term debt	2,882	5,034	7,451
Long-term debt	17,025	12,851	14,403

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen (millions)
	Mar.31, 2007	Sep. 30, 2007	Sep. 30, 2006
Bank loans of employees for their housing costs	41,151	38,689	43,585

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of September 30, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated statements of stockholders’ equity

The total amount of dividends for the fiscal first half ended September 30, 2007, was 72,748 million yen. The total amount of dividends for the fiscal second quarter, the Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 25, 2007, resolved, was 39,921 million yen.

Notes to information about per common share :

Stockholders’ equity per common share and basic net income per common share are as follows:

	Yen
	Mar. 31, 2007	Sep. 30, 2007	Sep. 30, 2006
Stockholders’ equity per common share	2,460.28	2,666.67	2,364.61
Basic net income per common share	324.62	206.26	148.52

Stockholders’ equity per common share has been computed by dividing stockholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006 were 1,821,992,908, 1,813,782,887 and 1,823,680,974, respectively. Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006 were 1,824,675,228, 1,816,129,778 and 1,826,739,817, respectively. There were no potentially dilutive shares issued during the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006.

Reclassifications and immaterial revisions of classifications:

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal first year ended September 30, 2006 to conform to the presentation used for the same period in 2007, as follows. Certain revisions for misclassifications have already been made to the consolidated financial statements for the fiscal year ended March 31, 2007 in the same way.

1.	Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest in income and cash dividends paid to minority interests, which were included in other liabilities and other, net, in cash flows from operating activities, have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

2.	Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale securities due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

3.	The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and deferred income taxes, have been revised to be classified in other liabilities and other assets, respectively.

4.	The long-term portion of accrued expenses and prepaid expenses related to pension benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to classified in other liabilities and other assets.

5.	The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended vehicle service contracts of the subsidiaries in the United States, which were included in other current assets, trade payables accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred income taxes have also been revised to be classified in other liabilities and other assets.

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 and the fiscal year ended March 31, 2007 to conform to the presentation used for the fiscal first half ended September 30, 2007, as follows.

1.	Investor level goodwill of affiliates, which was classified in other assets, has been reclassified to investments and advances-affiliates.

2.	The long-term portion of deferred tax assets related to pension benefit plans, which were included in deferred income taxes in current assets have been reclassified to other assets.

[7] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, and insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

(A) As of and for the three months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	335,500	2,098,830	98,052	98,492	2,630,874	—	2,630,874
Intersegment	—	—	884	1,598	2,482	(2,482)	—

Total	335,500	2,098,830	98,936	100,090	2,633,356	(2,482)	2,630,874
Cost of sales, SG&A and R&D expenses	303,417	1,967,951	76,333	92,631	2,440,332	(2,482)	2,437,850

Segment income	32,083	130,879	22,603	7,459	193,024	—	193,024

As of and for the three months ended September 30, 2007
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	381,649	2,356,487	133,760	99,450	2,971,346	—	2,971,346
Intersegment	—	—	4,076	5,556	9,632	(9,632)	—

Total	381,649	2,356,487	137,836	105,006	2,980,978	(9,632)	2,971,346
Cost of sales, SG&A and R&D expenses	344,640	2,143,448	108,520	98,032	2,694,640	(9,632)	2,685,008

Segment income	37,009	213,039	29,316	6,974	286,338	—	286,338

(B) As of and for the six months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	645,646	4,194,436	188,040	202,476	5,230,598	—	5,230,598
Intersegment	—	—	1,791	6,024	7,815	(7,815)	—
Total	645,646	4,194,436	189,831	208,500	5,238,413	(7,815)	5,230,598

Cost of sales, SG&A and R&D expenses	600,423	3,913,474	137,970	190,001	4,841,868	(7,815)	4,834,053

Segment income	45,223	280,962	51,861	18,499	396,545	—	396,545

Assets	997,316	4,970,754	5,513,479	285,109	11,766,658	(575,560)	11,191,098
Depreciation and amortization	17,670	132,808	439	4,618	155,535	—	155,535
Capital expenditures	28,915	236,365	368	5,267	270,915	—	270,915

As of and for the six months ended September 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	749,963	4,683,707	259,609	209,190	5,902,469	—	5,902,469
Intersegment	—	—	8,062	11,058	19,120	(19,120)	—

Total	749,963	4,683,707	267,671	220,248	5,921,589	(19,120)	5,902,469
Cost of sales, SG&A and R&D expenses	681,796	4,322,344	204,141	205,286	5,413,567	(19,120)	5,394,447

Segment income	68,167	361,363	63,530	14,962	508,022	—	508,022

Assets	1,196,047	5,635,136	6,085,475	313,730	13,230,388	(572,652)	12,657,736
Depreciation and amortization	22,388	170,506	40,757	5,799	239,450	—	239,450
Capital expenditures	32,127	279,229	448,143	13,812	773,311	—	773,311

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 378,404 million as of September 30, 2006 and JPY 356,070 million as of September 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 40,260 million of depreciation of property on operating leases for the fiscal first half ended September 30, 2007.

4.	Capital expenditure of Financial Services Business includes JPY 447,902 million of purchase of operating lease assets for the fiscal first half ended September 30, 2007.

5.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

[8] Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

1. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	530,272	1,382,419	275,046	254,226	188,911	2,630,874	—	2,630,874
Transfers between geographic areas	645,570	38,643	35,744	59,284	7,445	786,686	(786,686)	—

Total	1,175,842	1,421,062	310,790	313,510	196,356	3,417,560	(786,686)	2,630,874
Cost of sales, SG&A and R&D expenses	1,106,852	1,325,338	301,717	295,248	174,898	3,204,053	(766,203)	2,437,850

Operating income	68,990	95,724	9,073	18,262	21,458	213,507	(20,483)	193,024

As of and for the three months ended September 30, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	494,520	1,513,873	367,999	333,416	261,538	2,971,346	—	2,971,346
Transfers between geographic areas	721,007	43,297	22,820	82,227	6,376	875,727	(875,727)	—

Total	1,215,527	1,557,170	390,819	415,643	267,914	3,847,073	(875,727)	2,971,346
Cost of sales, SG&A and R&D expenses	1,142,191	1,441,120	374,063	382,234	237,732	3,577,340	(892,332)	2,685,008

Operating income	73,336	116,050	16,756	33,409	30,182	269,733	16,605	286,338

(B) As of and for the six months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,019,407	2,815,963	552,558	483,569	359,101	5,230,598	—	5,230,598
Transfers between geographic areas	1,265,716	73,025	83,359	117,479	14,180	1,553,759	(1,553,759)	—

Total	2,285,123	2,888,988	635,917	601,048	373,281	6,784,357	(1,553,759)	5,230,598

Cost of sales, SG&A and R&D expenses	2,167,173	2,678,780	620,394	563,349	336,605	6,366,301	(1,532,248)	4,834,053

Operating income	117,950	210,208	15,523	37,699	36,676	418,056	(21,511)	396,545

Assets	2,711,414	6,624,754	776,990	769,651	357,729	11,240,538	(49,440)	11,191,098
Long-lived assets	878,456	666,171	173,765	178,297	80,442	1,977,131	—	1,977,131

As of and for the six months ended September 30, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	968,898	3,053,469	746,162	652,936	481,004	5,902,469	—	5,902,469
Transfers between geographic areas	1,422,919	87,032	44,928	156,023	13,212	1,724,114	(1,724,144)	—

Total	2,391,817	3,140,501	791,090	808,959	494,216	7,626,583	(1,724,114)	5,902,469

Cost of sales, SG&A and R&D expenses	2,257,840	2,927,429	764,024	738,580	442,303	7,130,176	(1,735,729)	5,394,447

Operating income	133,977	213,072	27,066	70,379	51,913	496,407	11,615	508,022

Assets	3,028,312	7,228,714	889,298	1,057,354	523,598	12,737,276	(79,540)	12,657,736
Long-lived assets	1,027,024	1,480,613	195,023	249,716	116,123	3,068,499	—	3,068,499

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 378,404 million as of September 30, 2006 and JPY 356,070 million as of September 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

4.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half year ended September 30, 2006 to conform to the presentation used for the same period in 2007.

2. Overseas Sales and revenues based on the location of the customer

For the three months ended September 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,376,469	277,518	329,818	219,880	2,203,685
Consolidated sales					2,630,874
Overseas sales ratio to consolidated sales	52.3%	10.5%	12.5%	8.5%	83.8%

For the three months ended September 30, 2007
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,508,837	373,049	403,592	303,338	2,588,816
Consolidated sales					2,971,346
Overseas sales ratio to consolidated sales	50.8%	12.6%	13.6%	10.1%	87.1%

For the six months ended September 30, 2006
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,805,862	556,875	621,834	422,746	4,407,317
Consolidated sales					5,230,598
Overseas sales ratio to consolidated sales	53.6%	10.6%	11.9%	8.2%	84.3%

For the six months ended September 30, 2007
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,042,500	754,543	785,959	565,551	5,148,553
Consolidated sales					5,902,469
Overseas sales ratio to consolidated sales	51.5%	12.8%	13.3%	9.6%	87.2%

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

Unconsolidated Financial Summary

(Parent company only)

(For the first half ended September 30, 2006 and 2007)

Financial Highlights

(Parent company only)

	Yen (millions)
	Six months ended Sep. 30, 2006	% Change	Six months ended Sep. 30, 2007
Net sales	1,914,408	4.4%	1,998,101
Operating income	91,358	-0.8%	90,594
Ordinary income	151,692	31.7%	199,723
Net income	127,295	38.1%	175,855

	Yen
Net income per share	69.68		96.79

Financial forecast for the Fiscal Year Ending March 31, 2008

(Parent company only)

Yen (millions)
Year ending Mar. 31, 2008
Net sales	4,130,000
Operating income	132,000
Ordinary income	312,000
Net income	270,000

Yen
Net income per share	148.79

[1] Unit Sales Breakdown

(Parent company only)

	Unit (thousands)
	Six Months ended Sep. 30, 2006	Six Months ended Sep. 30, 2007
MOTORCYCLES

Japan	187	193
(motorcycles only)	(187)	(193)
Export	356	281
(motorcycles only)	(203)	(161)

Total	543	474
(motorcycles only) (390)	(390)	(355)

AUTOMOBILES
Japan	343	271
(mini vehicles only)	(142)	(100)
Export	316	378

Total	659	650

POWER PRODUCTS
Japan	263	274
Export	598	516

Total	862	791

Explanatory notes:

Of the unit export sales in power product business, which were not assembled and had prices under 60% of the full component parts’ FOB price are not included in the forecast for the fiscal year ending March 31, 2008, by changing the methodologies in quantifying units by Japan Land Engine Manufacturers Association. Therefore, the unit sales for the fiscal year ended March 31, 2007 has been revised to match the method used for the fiscal year ending March 31, 2008. Utilizing the old methodology for the fiscal year ended March 31, 2007, unit sales for the fiscal first half ended September 30, 2006 was 3,225 thousand units.

[2] Net Sales Breakdown

(Parent company only)

	Yen (millions)
	Six Months ended Sep. 30, 2006	Six Months ended Sep. 30, 2007
MOTORCYCLES
Japan	39,373	40,808
Export	186,082	182,355

Total	225,456	223,163

AUTOMOBILES
Japan	511,836	422,886
Export	1,109,205	1,282,711

Total	1,621,041	1,705,597

POWER PRODUCTS
Japan	14,421	14,272
Export	53,488	55,068

Total	67,910	69,340

TOTAL
Japan	565,631	477,966
Export	1,348,777	1,520,135

Total	1,914,408	1,998,101

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month December 2007.
2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.
3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income

(Parent company only)

	Yen (millions)
	Six Months ended Sep. 30, 2006	Six Months ended Sep. 30, 2007
Net sales	1,914,408	1,998,101
Cost of sales	1,303,278	1,335,031
Selling, general and administrative expenses	519,772	572,476

Operating income	91,358	90,594
Non-operating income	95,470	133,957
Non-operating expenses	35,135	24,827
Ordinary income	151,692	199,723
Extraordinary income	5,289	7,513
Extraordinary loss	3,130	1,654

Income before income taxes	153,851	205,582

Income taxes
Current	30,474	43,723
Deferred	(3,918)	(13,997)

Net income	127,295	175,855

[4] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Six Months ended Sep. 30, 2006	Six Months ended Sep. 30, 2007
Current assets	1,095,386	1,139,745
Fixed assets	1,429,504	1,504,185

Total assets	2,524,890	2,643,930

Current liabilities	622,749	653,351
Fixed liabilities	116,465	138,085

Total liabilities	739,215	791,436
Common stock	86,067	86,067
Capital surplus	170,313	170,314
Retained earnings	1,510,869	1,615,091
Treasury stock	(41,171)	(78,924)
Difference of appreciation and conversion	59,595	59,944

Total net assets	1,785,675	1,852,493

Total liabilities and net assets	2,524,890	2,643,930

Explanatory note:

The Company’s unconsolidated balance sheet for the fiscal first half ended September 30, 2007 is classified in assets, liabilities and net assets to confirm with change in generally accepted accounting principles in Japan.

[5] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
Balance at March 31, 2007	86,067	170,313	1,511,982	(44,769)	1,723,595	58,483	20	1,782,099

Changes of items during the period
Dividend from surplus			(72,748)		(72,748)			(72,748)
Net income			175,855		175,855			175,855
Purchase of treasury stock				(34,162)	(34,162)			(34,162)
Reissuance of treasury stock				7	7			7
others						1,512	(70)	1,441
Total changes of items during the period	—	—	103,108	(34,154)	68,953	1,512	(70)	70,394

Balance at September 30, 2007	86,067	170,313	1,615,089	(78,924)	1,792,594	59,995	(50)	1,852,493

Explanatory note:
							Sep. 30, 2006	Sep. 30, 2007
Number of treasury stock: Shares							11,147,456	20,230,826

(TRANSLATION)

October, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo

Takeo Fukui
President and Representative Director

Notice of Resolution by the Board of Directors

concerning Payment of Distribution of Surplus

(Quarterly Dividends)

Notice is hereby given that the Board of Directors of the Company at its meeting held on October 25, 2007 resolved to make a distribution of surplus (dividends for the 2nd quarter of the 84th fiscal year ending March 31, 2008).

Particular

The distribution of surplus (dividends for the 2nd quarter) be paid to the shareholders of the last record on September 30, 2007 as follows:

1.	Amount of distribution of surplus (dividends for the 2nd quarter):

¥ 22 per share of common stock

2.	Effective date (date of commencement of payment in Japan):

November 26, 2007 (Monday)

- No further entry -

Ref.#C07-098

Honda Sets All-Time Record for Worldwide Production

for the First Half of a Fiscal Year

October 29, 2007 – Honda Motor Co., Ltd., today announced a summary of automobile production, Japan domestic sales, and export results for the month of September and the first half of the current fiscal year (April-September 2007), including all-time records for worldwide auto production and production in regions outside of Japan for the first half of the fiscal year.

<Production>

September 2007

Due to a decrease in production for the domestic market, production in Japan experienced a year-on-year decrease for the first time in two months (since July 2007).

Production outside Japan experienced a year-on-year increase for the 26th consecutive month (since August 2005).

Worldwide production experienced a year-on-year decrease for the 26th consecutive month (since August 2005).

Honda set an all-time record for the month of September for production in regions outside of Japan and worldwide production, as well as production in Europe. The production in Asia and China marked an all-time record for any month.

First Half of Current Fiscal Year (April - September 2007)

Due to a decrease in production for the domestic market, total production in Japan for the first half of the current fiscal year experienced a year-on-year decrease for the first time in four years (since the fiscal year ended March 31, 2004).

Due to increased production in North America and Asia, production outside of Japan for the first half of the current fiscal year experienced a year-on-year increase for the eleventh consecutive year (since the fiscal year ended March 31, 1998).

Worldwide production for the first half of the current fiscal year experienced a year-on-year increase for the fourth consecutive year (since the fiscal year ended March 31, 2005).

Honda set all-time fiscal first half records for production in regions outside Japan and worldwide production, as well as for production in North America, the U.S., Europe, Asia and China.

<Japan Domestic Market Sales>

September 2007

Total domestic sales for the month of September experienced a year-on-year decline for the ninth consecutive month (since January 2007).

New vehicle registrations in September experienced a year-on-year decline for the fifth consecutive month (since May 2007).

Sales of mini-vehicles in September experienced a year-on-year decline for the seventh consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s second best selling car among new vehicle registrations for the month of September, with sales of 10,745 units. Sales of StepWGN totaled 5,525 units.

<Mini-vehicles - under 660cc>

Life was the industry’s third best selling car among mini-vehicles for the month of September, with sales of 9,481 units. Zest was the industry’s eighth best selling mini-vehicle with sales of 5,946 units.

First Half of Current Fiscal Year (April - September 2007)

Total domestic sales for the first half of the current fiscal year experienced a year-on-year decline for the second consecutive year (since the fiscal year ended March 31, 2007).

New vehicle registrations for the first half of the current fiscal year experienced a year-on-year decline for the second consecutive year (since the fiscal year ended March 31, 2007).

Sales of mini-vehicles for the first half of the current fiscal year experienced a year-on-year decline for the first time in four years (since the fiscal year ended March 31, 2004).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the first half of the current fiscal year, with sales of 46,064 units. Stream was the industry’s tenth best selling car with sales of 29,124 units.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the first half of the current fiscal year with sales of 40,770 units. Zest was the industry’s ninth best selling mini-vehicle with sales of 24,388 units.

<Exports from Japan>

September 2007

Due mainly to an increase in exports to North America, Europe and Asia, total exports from Japan in September experienced a year-on-year increase for the third consecutive month (since July 2007).

First Half of Current Fiscal Year (April - September 2007)

Due mainly to increased exports to North America and Asia, total exports from Japan for the first half of the current fiscal year experienced a year-on-year increase for the fourth consecutive year (since fiscal year ended March 31, 2005).

Production in Japan

	*1st Half Fiscal Year ending March 31, 2008		September 2007		Year-to-Date Total (Jan. - Sep. 2007)
	Units	vs.2007	Units	vs.9/06	Units	vs.2006
Domestic (CBU+CKD)	637,455	+0.0%	112,039	-5.9%	982,257	+1.6%
Overseas (CBU only)	1,273,727	+10.2%	216,202	+8.1%	1,904,042	+10.0%

Worldwide Total	1,911,182	+6.6%	328,241	+2.9%	2,886,299	+7.0%

* (April/01/2007 ~ September/30/2007)

Production Outside of Japan

	*1st Half Fiscal Year ending March 31, 2008		September 2007		Year-to-Date Total (Jan.-Sep. 2007)
	Units	vs.2007	Units	vs.9/06	Units	vs.2006
North America	703,514	+2.5%	107,812	-6.4%	1,074,962	+2.4%
(USA only)	498,706	+4.0%	76,234	-4.9%	763,926	+3.5%
Europe	113,073	+23.8%	21,627	+27.5%	171,069	+19.5%
Asia	392,497	+19.3%	74,900	+26.8%	567,746	+21.2%
(China only)	228,611	+27.1%	46,848	+30.1%	327,871	+29.4%
Others	64,643	+32.6%	11,863	+35.7%	90,265	+28.3%

Overseas Total	1,273,727	+10.2%	216,202	+8.1%	1,904,042	+10.0%

* (April/01/2007 ~ September/30/2007)

Japan Domestic Market Sales
Vehicle type	*1st Half Fiscal Year ending March 31, 2008		September 2007		Year-to-Date Total (Jan. - Sep. 2007)
	Units	vs.2007	Units	vs.9/06	Units	vs.2006
Registrations	181,601	-7.9%	37,259	-18.4%	293,291	-7.8%
Mini Vehicles	110,261	-26.2%	23,309	-26.3%	172,104	-19.0%

Honda Brand Total	291,862	-15.8%	60,568	-21.6%	465,395	-12.3%

* (April/01/2007 ~ September/30/2007)

Exports from Japan
	*1st Half Fiscal Year ending March 31, 2008		September 2007		Year-to-Date Total (Jan. - Sep. 2007)
	Units	vs.2007	Units	vs.9/06	Units	vs.2006
North America	206,032	+20.0%	36,408	+11.4%	304,850	+18.7%
(USA only)	193,539	+26.2%	33,394	+6.4%	287,168	+24.9%
Europe	56,158	-2.2%	10,564	+40.5%	91,238	-6.5%
Asia	15,061	+69.5%	2,212	+32.6%	20,040	+45.4%
Others	71,106	+15.1%	9,383	+55.6%	105,124	+20.6%

Total	348,357	+16.2%	58,567	+22.3%	521,252	+14.4%

* (April/01/2007 ~ September/30/2007)